L3 Technologies, Inc.
600 Third Avenue
New York, NY 10016

July 23, 2018

VIA EDGAR

Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	L3 Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed: February 22, 2018
Form 10-Q for the Quarterly Period Ended March 30, 2018
Filed: May 1, 2018
File No.: 001-37975

Dear Mr. Littlepage:

We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission, dated July 16, 2018, relating to the above-referenced documents.  For your convenience, we have reproduced the text of the Staff’s comments below in bold.

Form 10-Q for the Quarterly Period Ended March 30, 2018

2. Basis of Presentation
Revenue Recognition, page 7

1.
We note on page 8 with respect to certain multi-year contracts with the U.S. Government, sales are based on amounts appropriated by the U.S. Government. Please explain to us why unfunded amounts are not treated as variable consideration in determining the transaction price. We refer you to ASC 606-10-32-2.

L3 Technologies, Inc. (the “Company”) advises the Staff that in accordance with ASC 606-10-32-2, when determining the contract transaction price, the Company includes variable consideration when there is a basis to reasonably estimate the variable amount and it is probable that a significant reversal in revenue recognized will not be required. Variable consideration includes unfunded contract value. Specifically, with respect to multi-year U.S. Government contracts that are incrementally funded, the Company generally includes unfunded contract value amounts within the transaction price when it has a firm order for goods or services because it is usually probable that the customer will fund such amounts. The Company further advises the Staff that, with respect to such U.S. Government contracts, the Company generally recognizes revenue over time using the cost input method to measure progress toward satisfying its performance obligations, and, in most cases, amounts funded by the U.S. Government are sufficient to cover costs incurred to date and profits earned thereon.

Robert S. Littlepage
Securities and Exchange Commission

The Company’s intent with its disclosure in the Form 10-Q for the quarterly period ended March 30, 2018 was to inform readers that the substantial majority of inception to date sales recognized do not exceed funded contract amounts. Upon consideration of the Staff’s comment, the Company acknowledges that the current disclosure, as written, could be interpreted by a reader that the Company does not treat unfunded amounts as part of the contract transaction price. Accordingly, the Company supplementally advises the Staff that, in future filings commencing with the Company’s quarterly filing on Form 10-Q for the three and six months ended June 29, 2018, the Company will revise its disclosure in Note 2, Basis of Presentation, Revenue Recognition. The objective of the revision is to provide clarity on how the Company assesses unfunded amounts as variable consideration when determining transaction price.

The Company intends to update the disclosure in the second paragraph of page 8 and the second paragraph of page 9 similar to the following (proposed changes shown as marked):

Page 8:

Certain of the Company’s contracts with the U.S. Government are multi-year contracts ~~that are~~ incrementally funded by the customer~~, and sales~~. The transaction price on these incrementally funded contracts ~~are based on~~includes contract value amounts not yet funded by the U.S. Government when the Company has a firm order for the goods or services and it is probable that the customer will fund such amounts. In assessing probability, the Company considers, among other factors, the period of time before contract funding is expected, communication from the customer that indicates funding will be obtained and the Company’s history of receiving funding under the current contract or previous similar contracts. The Company also generates sales to a lesser extent from contracts with commercial and government customers for standard product and service offerings, which are priced on a firm fixed basis. See Note 23 for additional information regarding the composition of the Company’s net sales.

Page 9:

The Company’s contracts give rise to variable consideration, including award and incentive fees, as well as amounts incrementally funded by the U.S. Government, or other provisions that can either increase or decrease the transaction price. Award fees provide for a fee based on actual performance relative to contractually specified performance criteria.  Incentive fees provide for a fee based on the relationship between total allowable costs and target costs. Variable consideration may require the Company to exercise significant judgment to determine the total transaction price of the contract. The Company includes variable consideration in the transaction price when there is a basis to reasonably estimate the variable amount it will be entitled to receive and it is probable that a significant reversal in revenue recognized will not be required when the uncertainty is resolved. These estimates are based on historical experience, current and forecasted performance~~,~~ and the Company’s judgment at the time of the evaluation.

Robert S. Littlepage
Securities and Exchange Commission

General and Administrative Expenses, page 10

2.
We note your policy of recording as inventory allowable and reimbursable indirect contract costs of your U.S. Government contractor businesses.  Please explain to us how you account for incremental costs of obtaining a contract with foreign governments, and foreign and domestic commercial customers.

The Company advises the Staff that the Company recognizes an asset for incremental costs incurred to obtain a contract with a customer (third-party sales commissions) when the Company expects to recover these costs on the contract. In accordance with ASC 340-40-25-4, the Company applies the practical expedient to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less. The Company classifies the current portion (amortized over the next 12 months) of capitalized costs to obtain a contract within Prepaid Expense and Other Current Assets and classifies the remaining portion within Other Assets in its consolidated balance sheets.

The Company further advises the Staff that it did not disclose its accounting policies related to incremental costs to obtain a contract with foreign governments and foreign and domestic commercial customers because these costs were not material to its consolidated financial statements. The Company had approximately $15 million of such net capitalized costs of obtaining a contract recorded on its consolidated balance sheet as of March 30, 2018, which represented approximately 0.1% of total assets.

Furthermore, the Company supplementally advises the Staff that, because the Company applies the practical expedient, it believes additional disclosure in accordance ASC 606-10-50-1c and ASC 606-10-50-22 is required.  Accordingly, in future filings commencing with the Company’s quarterly filing on Form 10-Q for the three and six months ended June 29, 2018, the Company intends to expand its disclosure under Note 2, Basis of Presentation, General and Administration Expenses, similar to the following.

The Company capitalizes the incremental costs of obtaining a contract with foreign governments and foreign and domestic commercial customers  (third-party sales commissions) if the Company expects to recover the costs under the contract. The Company expenses the costs to obtain a contract as incurred when the expected amortization period is one year or less. The Company classifies the portion of capitalized costs of obtaining a contract to be amortized over the next 12 months within Prepaid Expense and Other Current Assets and classifies the remaining amount within Other Assets in its consolidated balance sheets.

Robert S. Littlepage
Securities and Exchange Commission

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If you should have any questions regarding this letter, please contact me at (212) 805-5261.

Sincerely,

/s/ Ralph G. D’Ambrosio

Ralph G. D’Ambrosio
Senior Vice President and Chief Financial Officer